

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via E-Mail

Eric Coutinho
Chief Legal Officer and Secretary
Koninklijke Philips Electronics N.V.
Breitner Center
Amstelplein 2, 1096 BC
Amsterdam
The Netherlands

Re: Koninklijke Philips Electronics N.V. (Royal Philips Electronics N.V.)
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-05146-01

Dear Mr. Coutinho:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please update us on your contacts with Iran, Syria and Cuba since your letters to us of October 19, 2006 and December 21, 2006. As you know, these countries are designated as state sponsors of terrorism by the United States Department of State, and are subject to U.S. economic sanctions and export controls.

   Please also tell us about contacts with Sudan, which is also identified by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S.

economic sanctions and export controls. In this respect, we note from your website that your healthcare division currently has offices in Sudan, Iran and Syria; one of your "Major Office Locations in the Middle East and Africa" is in Tehran; Philips Lighting Middle East has offices in Iran and the markets covered by that office include Syria and Iran; and Philips Lighting has a presence in Sudan. We also note from a 2009 news article that Philips Electronics North America agreed to settle allegations of violations of the Cuban Assets Control Regulations occurring between June 2004 and March 2006.

Your response should describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Cuba and Sudan, whether through affiliates, subsidiaries, or other direct or indirect arrangements. Describe any services or products you have provided to Iran, Syria, Cuba and Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments.

2. Please discuss the materiality of your contacts with Iran, Syria, Cuba and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Cuba and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.


Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk


cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance